Avino Silver & Gold Mines Ltd.
Suite 400 – 455 Granville Street
Vancouver, BC   V6C  1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, ir@avino.com

September 26, 2007
TSX - V Trading symbol: ASM
  U.S. OTC BB symbol: ASGMF
 FSE: GV6

AVINO DRILLS 5.5 METRES, 1,037 grams/tonne (33 ounces/tonne) SILVER, 3.69 g/t (0.1186 oz/t) GOLD WHICH INCLUDES 1.45 metres, 3,908 g/t (125 oz/t) SILVER, 13.71 g/t (0.4408 oz/t) GOLD

Avino Silver and Gold Mines Ltd. continues drilling on the San Gonzalo zone at its large Avino property located 80kms north east of Durango, Mexico.

Hole SG-07-33 is currently in progress at San Gonzalo. A second drill is currently drilling on the ET zone of the main Avino vein. Assay results from ET-07-01, 02 and 03 will be released when received.

Meanwhile, Avino is most pleased to release results from a further 3 holes at San Gonzalo. Location of these holes can be viewed on Avino’s website. http://www.avino.com/s/Avino.asp

The principal intersections from holes SG-07-24, 25 26 were as follows: (all intersections are down hole lengths)

SG-07-24                      (Dip 53                       Bearing 215 Length 124.4m)

113.90 – 119.45 (5.55 metres) 3.69 g/t gold, 1,037 g/t silver

Which includes 115.80 – 117.25 (1.45 metres) 13.71 g/t gold, 3,908 g/t silver

Detailed intersections as follows:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
69.30	69.60	0.30	Side Vein	0.820	0.0264	631.1	20.290	153	6500	6800
113.90	114.70	0.80	San Gonzalo Vein	0.135	0.0043	27.7	0.891	172	1530	5000
114.70	115.80	1.10	San Gonzalo Vein	0.097	0.0031	12.2	0.392	246	3230	7500
115.80	116.60	0.80	San Gonzalo Vein	16.320	0.5247	2804.4	90.164	227	1350	15600
116.60	117.25	0.65	San Gonzalo Vein	10.491	0.3373	5265.2	169.280	910	15200	28900
117.25	118.40	1.15	San Gonzalo Vein	0.147	0.0047	28.9	0.929	27	1040	2350
118.40	119.45	1.05	San Gonzalo Vein	0.230	0.0074	18.1	0.582	110	2110	2980

SG-07-25                      (Dip 65 Bearing 215 Length 190.45m)

179.40 – 184.25 (4.85metres) 1.05 g/t gold, 132 g/t silver

Detailed intersection as follows:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
103.95	104.20	0.25	Side Vein	0.165	0.0053	209.2	6.726	920	5600	196
104.75	105.05	0.30	Side Vein	0.239	0.0077	283.4	9.112	10800	3540	14500
133.35	133.65	0.30	Side Vein	1.517	0.0488	79.0	2.540	950	39300	1180
175.85	176.75	0.90	S. Gonzalo Footwall Vein	1.096	0.0352	343.2	11.034	11000	6100	2840
179.40	179.95	0.55	San Gonzalo Vein	0.243	0.0078	39.5	1.270	281	670	1500
179.95	180.85	0.90	San Gonzalo Vein	0.123	0.0040	12.1	0.389	48	91	700
180.85	181.70	0.85	San Gonzalo Vein	0.541	0.0174	61.5	1.977	50	66	560
181.70	182.80	1.10	San Gonzalo Vein	0.851	0.0274	62.6	20.13	67	135	640
182.80	183.30	0.50	San Gonzalo Vein	1.396	0.0449	113.0	3.633	128	209	780
183.30	184.25	0.95	San Gonzalo Vein	2.880	0.0926	368.8	11.857	197	780	1790

SG-07-26                      (Dip 75 Bearing 215 Length 393.40m)

Intersected San Gonzalo vein 381.55 – 383.85 (2.30 metres) but no significant intersections in this location:

From	To	Metres	Description	Au g/t	Au oz/t	Ag g/t	Ag oz/t	Cu ppm	Pb ppm	Zn ppm
381.55	382.45	0.90	San Gonzalo Vein	0.015	0.0048	11.3	0.363	187	375	1149
382.45	383.15	0.70	San Gonzalo Vein	0.175	0.0056	22.7	0.7298	101	492	2262
383.15	383.85	0.70	San Gonzalo Vein	0.378	0.0122	59.7	1.919	194	1437	838

Avino Silver has completed 16,786 metres (55,000 feet) surface drilling initiated at the company’s Avino mine in May 2006 to current. Sample lengths of NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada. Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

This report was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

On Behalf of the Board

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.